May 13, 2014

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Regal Beloit Corporation
Form 10-K for the fiscal year ended December 28, 2013
Filed February 26, 2014
File No. 1-07283

Dear Mr. James,

On behalf of Regal Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 30, 2014 (the “Comment Letter”), with respect to the above-referenced filing. The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 8. Financial Statements

Consolidated Statements of Income, page 36

1.
We note that you include your goodwill impairment loss of $76.3 million within the line item asset impairments and other, net in your consolidated statement of income for 2013. In future filings please comply with FASB ASC 350-20-45-2 by presenting the aggregate amount of your goodwill impairment losses as a separate line item in your statement of income.

The Company respectfully advises the Staff that, where applicable in future filings, the Company will present the aggregate amount of any goodwill impairment losses as a separate line item in its consolidated statement of income in accordance with FASB ASC 350-20-45-2.

Sincerely,

Peter C. Underwood
Vice President, General Counsel & Secretary

cc:     David Burton, U.S. Securities and Exchange Commission
Kate Tillan, U.S. Securities and Exchange Commission
Mark J. Gliebe, Regal Beloit Corporation
Chuck A. Hinrichs, Regal Beloit Corporation
Joan A. LaCroix, Regal Beloit Corporation